Sharon D. Mitchell, Esq.

1357 N Bywood   Clawson, Michigan 48017      (248) 515-6035        sharondmac@att.net
MAILING ADDRESS: 57492 ONAGA TRAIL, YUCCA VALLEY, CA 92284
Facsimile: (248) 751-6030

12 December 2008

Ms. Amanda McManus, Branch Chief
Ms. Rolaine Bancroft
United States Securities and
 Exchange Commission
Mail Stop 3561
Washington D.C. 20549

Re:	DRS Inc.
Registration Statement on Form S1/A
Filed November 3, 2008
File No. 333-152419

Dear Ms. McManus & Ms. Bancroft:

Upon receipt and review of your correspondence dated November 26, 2008, and on behalf of Mr. Daniel Mendes, President of DRS Inc., I would like to take the opportunity to respond to your comments in said correspondence and with regard to the above-referenced Registration Statement Form S-1/A for DRS Inc.

Dilution, page 18

1.
The audited book value of the Company as of June 30, 2008 was $391,640 or $.025 per share of common stock based on your June 30, 2008 financial statements rather than $908,851 or $.057 per share as currently disclosed on page 18.  Please revise page 18 to correct this inconsistency.  Also, please revise your calculation of dilution in the table on page 19 to use net tangible book value per share before the offering of $.025 in your calculations of dilution for each number of possible shares to be sold in the offering.

Response:  This discussion and corresponding table have been revised to reflect the correct calculations.

Plan of Distribution, page 19

2.
While we note your responses to prior comments 3 and 7, this section does not contain the disclosure required by Item 508(c) of Regulation S-K.  Some of this disclosure appears on page 24 under the heading “RESALE OF COMMON STOCK BY SELLING SECURITY HOLDERS” and “COMMON STOCK OFFERED BY THE COMPANY.” It is unclear why these sections appear under the main heading “SELLING SECURITY HOLDERS” instead of under your plan of distribution.  Please revise this section so that investors can easily locate your plan of distribution for all shares offered under this prospectus.

Response:  This section has been revised to more clearly show the plan of distribution and the selling security holders.

Selling Security Holders, page 20

3.
Please note that holders are deemed to beneficially own all shares over which they have voting or investment control or for which such a control relationship may exist.  As such, a person will be deemed to beneficially own shares held by his or her spouse or held by a trust for which he or she is the trustee.  Please revise your table to reflect all shares beneficially owned by each person.  For example, Terry Wong beneficially owns the shares held by the Terry Wong Trust and may beneficially own those held by Karen Okazaki Wong.

Response:  Under the heading “Security Ownership of Certain Beneficial Owners and Management,” we have revised the table to show Mr. Wong as retaining beneficial ownership of more than 5% of the voting power of the common stock and have added a footnote to show that his own personal shares, the Trust’s shares and Ms. Wong’s shares may fall under his control.

Management’s Discussion and Analysis and Plan of Operation, page 37

4.
We note your new disclosure regarding forward looking statements.  Please note that the safe harbor of the Private Securities Litigation Reform Act, including Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, does not apply to initial public offerings or to offerings of penny stock such as yours.  Please revise to remove references to the Private Securities Litigation Reform Act, including Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act.

Response:  The inapplicable references have been removed.

Independent Auditors Report, page F-2

5.	Please revise to include a report of the independent auditor which includes the name of the firm that issued the report. Refer to the requirements outlined in Rule 2-02 of Regulation S-X.

Response:  This has been revised to show that the independent auditor is Donahue Associates, LLC.

Exhibit 5.1

6.	Your first paragraph refers to a Form SB-2 registration statement. Please refer to Form S-1.

7.
While we note your response to prior comment 14, refer to the fourth paragraph.  Because the 3,000,000 shares of common stock have not yet been issued, please provide an opinion of whether the common stock offered by the company “will be” legally issued, fully paid and non-assessable.

8.
Furthermore, your definitions still do not correspond to the related opinions.  For instance, it appears that you intend to opine on the 1,868,268 “Shares” as you have defined on page one.  But in the fourth paragraph your opinion refers to 1,868,268 shares of “Common Stock” instead of “Shares.”  “Common Stock” is defined on page one as the 3,000,000 shares offered by the company.  Additionally, it appears you also intend to opine on the 3,361,000 shares that underlie options that you define as “Options.”  However, in the fifth paragraph, you use the term “Options” to refer to the option agreements that govern the issuance of the shares, which is not how you have defined “Options” on page one.  Please revise your definitions and/or corresponding opinions, as appropriate.

9.	Your fifth paragraph states that 5,229,868 shares are issuable in connection with the exercise of options. Please revise to state that 3,361,000 shares underlie options.

Response:  My legal opinion letter has been revised to more clearly state what I am opining on.

Exhibit 23.1

10.
Please include a currently dated consent of the Independent Registered Accounting Firm which consents to the inclusion of its report dated October 14, 2008 in the registration statement of the Company on Form S-1 rather than the Company’s Form 10-KSB.

Response:  An updated letter regarding consent to the Company on Form S-1 has been included.

Other

11.	Please update the Company’s financial statements to comply with the guidance outlined in Rules 3-12 and 8-08 of Regulation S-X.

Response:  The Company’s financial statements as well as the discussion under Management’s Discussion and Analysis and Plan of Operation has been revised to comply with Rules 3-12 and 8-08 of Regulation S-X.

Thank you for your kind assistance with regard to necessary revisions, clarifications and explanations.  Should you have any further comments, or need any further information, please do not hesitate to contact me.

With best regards,

Sharon D. Mitchell
Attorney at Law
(248) 515-6035

/sdm